

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Via fax: (513) 723-6566

August 20, 2010

Mr. Earl Shanks
Chief Financial Officer
Convergys Corporation
201 East Fourth Street
Cincinnati, OH 45202

     Re: Convergys Corporation
             Form 10-K for Fiscal Year Ended December 31, 2009
             Filed February 26, 2010
             Form 10-Q for Fiscal Quarter Ended March 31, 2010
             Filed May 5, 2010
             File No. 001-14379

Dear Mr. Shanks:

     We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                              Sincerely,

                              Kathleen Collins
                              Accounting Branch Chief